Exhibit (a)(1)(F)

Stockholm, 31 October 2023
Dear Shareholders, nominee banks and other market participants holding shares in Olink Holding AB (publ) (“Olink”),
Thermo Fisher Scientific Inc. (“Thermo Fisher”) Commenced a Public Tender Offer for All Outstanding Common Shares and ADSs of Olink
On 31 October 2023, Thermo Fisher announced that Goldcup 33985 AB (U.C.T. Orion Acquisition AB), a direct, wholly owned subsidiary of Thermo Fisher (the “Buyer”), commenced a public tender offer (the “Offer”) to acquire all of the outstanding common shares of Olink (the “Shares”) and all of the outstanding American Depositary Shares of Olink (“ADSs”) in exchange for USD $26.00 in cash per Share or ADS, as applicable (the “Offer Consideration”).
This letter is addressed to the direct registered shareholders of Shares (the “Shareholders”) to provide Shareholders with additional information regarding the actions needed to be taken to accept the Offer.
If you hold ADSs, for information about tendering your ADSs please contact your financial institution through which your ADSs are held or Georgeson LLC, as information agent (the “Information Agent”) for the Offer, at +1 866 821 2550 (U.S. toll-free), +1 781 222 0033 (outside U.S. & Canada) or +46 846 007 389 (Sweden) or via email at olink@georgeson.com.
Olink common share, ISIN code: SE0015797568
Price
The Offer Consideration is USD $26.00 per Share. The Offer Consideration is in USD. If you are a nominee or directly registered Euroclear account owner, you will receive the payment to your cash account that is linked to your securities account. If the receiving account is a normal SEK account or is otherwise not eligible to receive funds in USD, the Offer Consideration will be subject to an automatic currency exchange from USD to SEK. If you are a nominee or directly registered Euroclear account owner who wishes to receive the Offer Consideration in USD and avoid the automatic currency exchange, you must have a USD-eligible account, and you should contact DNB Markets, a part of DNB Bank ASA, Sweden Branch (“DNB Markets”), at emissioner@dnb.se or +46 8 473 45 50 for further details.
For full terms and conditions, please see the complete offer document published on 31 October 2023, available on www.dnb.se and www.sec.gov. For further information, you may also contact the Information Agent.
Period of action
The initial acceptance period (the “Offer Period”) will continue until 6:00 pm, New York Time, on 30 November 2023 (the “Expiration Time”), unless the Offer is extended or earlier terminated. An extension to the Offer Period, or any other change to the terms and conditions affecting the shareholders submission of an Acceptance Form or receipt of Offer Consideration, will separately be announced.
Shareholders holding Shares on a nominee registered custody account (Sw. förvaltarregistrerat konto)
If you hold your Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own, earlier, deadline for tendering such Shares in the Offer. Please consult with your broker, dealer, commercial bank, trust company or other nominee and follow the instructions regarding, among other things, where to send the Acceptance Form and when it must be delivered to give sufficient time to permit such nominee to tender your Shares by the Expiration Time.
Shareholders holding Shares on a securities account in its own name (Sw. direktregistrerat konto)
If you are a directly registered Shareholder, to accept the Offer and to receive the Offer Consideration, your Acceptance Form must be received by DNB Markets no later than 30 November 2023, at 4:00 pm, Swedish time.

How to accept the Offer
Shareholders holding Shares on a nominee registered custody account (Sw. förvaltarregistrerat konto)
Nominee-registered Shareholders with a custody account at a bank should contact their bank for further guidance. It is important that Shareholders follow their respective bank’s guidance and internal process for accepting the Offer, as processes and instructions may vary between banks. DNB Markets will not be able to process any instructions to accept the Offer from Shareholders with such nominee-registered holdings in Olink.
Nominees and banks shall submit their instructions, on behalf of their clients, to DNB Markets at emissioner@dnb.se or +46 8 473 45 50. The cash consideration will be wired in USD. It is possible to receive the cash consideration either to a SEK account where an automatic currency exchange takes place or to a USD account in USD provided your client has provided relevant currency account details.
Shareholders holding Shares on a securities account in its own name (Sw. direktregistrerat konto)
Directly registered Shareholders are instructed to use the Acceptance Form that has been mailed to all Shareholders. The Acceptance Form must be filled out and submitted according to the instructions stated in such form. The Acceptance Form must be received by DNB Markets no later than 30 November 2023, at 4:00 pm, Swedish time. The Acceptance Form together with information about the Offer can be found on www.dnb.se/emission and may also be obtained free of charge at the SEC's website at www.sec.gov or at Thermo Fisher's website at www.thermofisher.com.
How to withdraw the Offer acceptance
A submitted acceptance to a bank/nominee/broker and DNB Markets shall be revocable during the acceptance period, unless otherwise stated. The acceptance may be withdrawn in accordance with the procedures described in the Offer documents at any time prior to the Expiration Time.